

RUBICON MINERALS CORPORATION

Interim Consolidated Financial Statements

Second Quarter Ended June 30, 2013

(Unaudited)

RUBICON MINERALS CORPORATION

Consolidated Balance Sheets (Unaudited)

(in Canadian dollars, in thousands)

		June 30, 2013		December 31, 2012
Assets				
Current assets				
Cash and cash equivalents	$	100,143	$	50,789
Temporary investments (note 4)		25,199		120,491
Marketable securities (note 5)		372		712
Accounts receivable		878		1,981
Prepaid expenses and supplier advances		1,103		543
		127,695		174,516
Restricted cash and deposits (note 6)		7,380		7,398
Property, plant and equipment (note 7)		69,463		44,516
Exploration and evaluation assets (note 8)		277,623		253,542
	$	482,161	$	479,972
Liabilities and Equity				
Current liabilities				
Accounts payable and accrued liabilities (note 9)	$	20,691	$	16,673
Current portion of finance lease obligation (note 10)		253		237
		20,944		16,910
Non-current liabilities				
Deferred income taxes		53		186
Finance lease obligation (note 10)		73		203
Provision for closure and reclamation (note 11)		3,079		3,357
		24,149		20,656
Equity				
Share capital (note 12)		522,392		520,917
Share-based payment reserve		23,898		23,472
Accumulated other comprehensive loss		(325)		(184)
Deficit		(87,953)		(84,889)
		458,012		459,316
	$	482,161	$	479,972

See accompanying notes to the consolidated financial statements
Commitments and Contingency (note 16)

Approved by the Board of Directors and authorized for issue on August 7, 2013.

(Signed) "David Adamson"   *(Signed) "Julian Kemp"*

David Adamson, Director   Julian Kemp, Director

RUBICON MINERALS CORPORATION

Consolidated Statements of Comprehensive Loss (Unaudited)
(in Canadian dollars, in thousands except for share data)

	For the three months ended June 30		For the six months ended June 30	
	2013	**2012**	**2013**	**2012**
Expenses				
Consulting and professional fees	$ 637	$ 605	$ 1,070	$ 746
Depreciation	19	17	38	35
General and administrative (note 14)	496	461	974	818
Investor relations (note 15)	160	180	369	353
Salaries and benefits	606	856	1,429	1,514
Share-based compensation (note 12)	(36)	1,157	352	1,958
Loss before other items	(1,882)	(3,276)	(4,232)	(5,424)
Interest and other income	506	631	1,089	870
Option payments received in excess of property costs	24	310	136	685
Impairment loss on marketable securities	(183)	-	(183)	-
Loss on sale of investments	-	(16)	(7)	(16)
Loss before income taxes	(1,535)	(2,351)	(3,197)	(3,885)
Deferred income tax recovery (expense)	85	38	133	(2)
Net loss for the period	$ (1,450)	$ (2,313)	$ (3,064)	$ (3,887)
Other comprehensive income (loss), that may be reclassified subsequently to net income, net of tax				
Fair value adjustment, net of tax, on available for sale financial instruments:				
Marketable securities and other investments	(231)	(75)	(331)	277
Realized loss on sales of marketable securities and impairment loss on marketable securities, recycled to net income	183	16	190	16
Other comprehensive (loss) income for the period	(48)	(59)	(141)	293
Comprehensive loss	$ (1,498)	$ (2,372)	$ (3,205)	$ (3,594)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	288,481,889	287,418,801	288,323,385	271,125,334

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Changes in Equity (Unaudited)

(in Canadian dollars, in thousands except for share data)

	Number of shares	Share capital	Share-based payments reserve	Accumulated other comprehensive income (loss)	Deficit	Total Equity
January 1, 2012	237,954,669	$ 327,311	$ 17,098	$ (1,146)	$ (74,522)	$ 268,741
Public offering	49,000,000	200,900	-	-	-	200,900
Public offering – share issuance costs	-	(9,104)	-	-	-	(9,104)
Exercise of options	525,000	788	-	-	-	788
Transfer to share capital on exercise of options	-	531	(531)	-	-	-
Share-based payments – administration	-	-	2,029	-	-	2,029
Share-based payments – property	-	-	1,762	-	-	1,762
Shares issued to settle obligation	78,813	300	-	-	-	300
Unrealized net gain on available-for-sale investments	-	-	-	277	-	277
Realized loss on sale of available-for-sale investments	-	-	-	16	-	16
Net loss for the six months	-	-	-	-	(3,887)	(3,887)
June 30, 2012	287,558,482	$ 520,726	$ 20,358	$ (853)	$ (78,409)	$ 461,822

	Number of shares	Share capital	Share-based payments reserve	Accumulated other comprehensive income (loss)	Deficit	Total Equity
January 1, 2013	287,605,982	$ 520,917	$ 23,472	$ (184)	$ (84,889)	$ 459,316
Exercise of options	882,500	951	-	-	-	951
Transfer to share capital on exercise of options	-	524	(524)	-	-	-
Share-based payments – administration	-	-	545	-	-	545
Share-based payments – property	-	-	139	-	-	139
Share issue obligation	-	-	266	-	-	266
Unrealized net loss on available-for-sale investments	-	-	-	(331)	-	(331)
Realized loss on sales of marketable securities and impairment loss on marketable securities, recycled to net income	-	-	-	190	-	190
Net loss for the six months	-	-	-	-	(3,064)	(3,064)
June 30, 2013	288,488,482	$ 522,392	$ 23,898	$ (325)	$ (87,953)	$ 458,012

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Cash Flows (Unaudited)

(in Canadian dollars, in thousands)

	For the three months ended June 30		For the six months ended June 30	
	2013	**2012**	**2013**	**2012**
Operating activities				
Net loss for the period	$ (1,450)	$ (2,313)	$ (3,064)	$ (3,887)
Items not involving cash:				
Accretion	21	8	36	18
Depreciation	19	17	38	35
Share-based compensation	157	1,153	545	2,029
Impairment loss on marketable securities	183	-	183	-
Loss on sale of investment	-	16	7	16
Interest and other income	(481)	(632)	(1,062)	(871)
Option receipts in excess of property costs	(24)	(27)	(66)	(405)
Other gains and losses	1	3	2	8
Deferred income tax	(85)	(38)	(134)	2
Changes in non-cash working capital:				
Accounts receivable and prepaid expenses	115	209	(563)	(371)
Accounts payable and accrued liabilities	531	(268)	(909)	214
Cash used in operating activities	(1,013)	(1,872)	(4,987)	(3,212)
Interest received	1,416	411	1,615	670
Net cash from (used in) operating activities	403	(1,461)	(3,372)	(2,542)
Investing activities				
Restricted cash	-	(4,262)	-	(4,262)
Temporary investments	70,180	(651)	94,756	(39,636)
Expenditures on exploration and evaluation	(11,455)	(13,795)	(22,513)	(26,731)
Expenditures on property, plant and equipment	(10,061)	(4,025)	(20,430)	(6,733)
Proceeds on sale of marketable securities	-	39	76	3,755
Net cash from (used in) investing activities	48,664	(22,694)	51,889	(73,607)
Financing activities				
Issuance of common shares, net of issue costs	30	650	952	192,584
Repayment of finance lease obligation	(59)	-	(115)	-
Net cash from (used in) financing activities	(29)	650	837	192,584
Increase (decrease) in cash and cash equivalents	49,038	(23,505)	49,354	116,435
Cash and cash equivalents, beginning of the period	51,105	205,810	50,789	65,870
Cash and cash equivalents, end of the period	$ 100,143	$ 182,305	$ 100,143	$ 182,305

See Supplemental cash flow and non-cash activities (note 17)
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2013
(in Canadian dollars, in thousands except for share data)

1) NATURE OF OPERATIONS

Rubicon Minerals Corporation ("Rubicon" or "the Company") is primarily involved in the acquisition, exploration and development of mineral property interests in Canada and the United States. The Company's key asset is the Phoenix Gold Project in Red Lake, Ontario, Canada. The Company is incorporated and domiciled in British Columbia, Canada. The address of its registered office is Suite 2800 - 666 Burrard Street Vancouver, BC V6C 2Z7. The Company maintains its head office at Suite 1540 – 800 West Pender Street, Vancouver, BC.

The ability of the Company to recover the costs it has incurred to date on its properties, including the Phoenix Gold Project, is dependent upon profitable extraction of gold or other minerals from its properties, the ability of the Company to resolve any environmental, regulatory, or other constraints which may hinder the successful development of its properties, obtaining, if required, financing to complete exploration and development, and upon future profitable production or proceeds from disposition of mineral properties.

Although the Company is unaware of any defects in its title to its mineral properties, no guarantee can be made that none exist.

2) BASIS OF PRESENTATION

a) Statement of compliance

The Company prepares its financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" ("IAS 34"). Accordingly, these interim consolidated financial statements follow the same accounting principles and methods of application as the annual consolidated financial statements for the year ended December 31, 2012 except as noted below and may condense or omit certain disclosures that otherwise would be present in annual financial statements prepared in accordance with IFRS. These financial statements should therefore be read in conjunction with the December 31, 2012 financial statements.

b) New accounting standards, interpretations and amendments

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These Changes were made in accordance with the applicable transitional provisions.

IFRS 10, *Consolidated Financial Statements*, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27.

The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

IFRS 13, *Fair value measurement*, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

The Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. The Company has reclassified comprehensive income items of the comparative period. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2013
(in Canadian dollars, in thousands except for share data)

2) BASIS OF PRESENTATION *(continued)*

c) Significant accounting judgments and sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. While actual results could differ materially from these estimates, no specific sources of estimation uncertainty have been identified by management that are believed to have a significant risk of resulting in a material adjustment within the next financial year to the carrying amount of the Corporation's assets and liabilities as recorded at June 30, 2013.

The most significant judgment made by management in preparing the Company's financial statements is described as follows:

Impairment of Non-Current Non-Financial Assets

The Company reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment and estimation. Furthermore, management's estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

3) FINANCIAL INSTRUMENTS

Fair value hierarchy

Financial instruments recognized at fair value on the consolidated balance sheets must be classified into one of the three following fair value hierarchy levels:

Level 1 – measurement based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

Level 2 – measurement based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability;

Level 3 – measurement based on inputs that are not observable (supported by little or no market activity) for the asset or liability.

The Company's financial instruments recognized at fair value consist of marketable securities having a fair value of $372 (2012 - $712) and were measured in accordance with Level 1 of the above hierarchy.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2013
(in Canadian dollars, in thousands except for share data)

3) FINANCIAL INSTRUMENTS *(continued)*

The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate fair value.

Financial instrument risks

The Company's financial instruments are exposed to the following risks:

Credit risk

The Company's primary exposure to credit risk is the risk of non-payment of cash equivalents amounting to approximately $95,484 (December 31, 2012 - $43,983). These cash equivalents are held on deposit with major Canadian banks or in bank guaranteed investment certificates which are guaranteed by a major Canadian bank or by a provincial government.

The Company also has exposure on temporary investments amounting to $25,199 (December 31, 2012 - $120,491). These investments are comprised of bank guaranteed investment certificates which are guaranteed by major Canadian banks or by a provincial government. As the Company's policy is to limit excess cash investments to deposits or investments with or guaranteed by major Canadian banks or the federal or a provincial government, the credit risk is considered by management to be negligible.

The Company's credit risk exposure from accounts receivable financial instruments, which excludes HST refunds, at June 30, 2013 amounted to $27 (December 31, 2012 - $21).

Liquidity risk

The Company's liquidity risk from financial instruments is its need to meet operating accounts payable requirements, commitments and finance lease obligations. The Company maintains sufficient cash balances to meet these needs.

Foreign exchange risk

Foreign exchange risk relates only to US dollar cash balances and as these were minimal for most of the period, this risk is minimal.

Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and temporary investments. The majority of these investments are in high interest savings accounts and guaranteed investment certificates with pre-determined fixed yields.

A difference in interest rates of 1.0%, on the June 30, 2013 balance of cash equivalents and temporary investments, over a year, would result in a change to net income of approximately $1,253 (December 31, 2012 - $1,713).

4) TEMPORARY INVESTMENTS

Temporary investments consist of guaranteed investment certificates with an original maturity of greater than 90 days, maturing at various dates in 2013, with an aggregate carrying value and market value of $25,199 at June 30, 2013 (December 31, 2012 - $120,491) and effective interest rates between 1.3% and 1.9%.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2013
(in Canadian dollars, in thousands except for share data)

5) MARKETABLE SECURITIES

Marketable securities consist of investments in public company shares and have an aggregate carrying value and fair value of $372 at June 30, 2013 (December 31, 2012 - $712).

6) RESTRICTED CASH AND DEPOSITS

Restricted cash of $4,272 at June 30, 2013 (December 31, 2012 - $4,290) consists of temporary investments deposited during 2012 as security for a letter of credit relating to mill equipment purchases and other credit facilities. Deposits consist of $3,108 at June 30, 2013 (December 31, 2012 - $3,108) which are held with the Ontario Ministry of Northern Development and Mines as security for reclamation and closure of the Phoenix Gold Project.

7) PROPERTY, PLANT AND EQUIPMENT

The following is a summary of the changes in property, plant and equipment during the period:

	Assets Under Construction		Office Equipment		Mine-site Equipment		Mine-site Buildings		Total	
Cost										
Balance, January 1, 2012	$	1,521	$	1,133	$	15,690	$	714	$	19,058
Additions		23,680		257		1,140		3,231		28,308
Transfers		(3,241)		-		1,878		1,363		-
Disposals		-		(3)		(138)		-		(141)
Balance, December 31, 2012		21,960		1,387		18,570		5,308		47,225
Additions		23,940		137		1,041		726		25,844
Transfers		(720)		150		61		509		-
Disposals		-		(5)		-		-		(5)
Balance, June 30, 2013	$	45,180	$	1,669	$	19,672	$	6,543	$	73,064
Accumulated Depreciation										
Balance, January 1, 2012	$	-	$	593	$	528	$	90	$	1,211
Depreciation for the period		-		264		824		476		1,564
Disposals		-		(1)		(65)		-		(66)
Balance, December 31, 2012		-		856		1,287		566		2,709
Depreciation for the period		-		134		458		303		895
Disposals		-		(3)		-		-		(3)
Balance, June 30, 2013	$	-	$	987	$	1,745	$	869	$	3,601
Carrying amounts										
December 31, 2012	$	21,960	$	531	$	17,283	$	4,742	$	44,516
June 30, 2013	$	45,180	$	682	$	17,927	$	5,674	$	69,463

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2013
(in Canadian dollars, in thousands except for share data)

8) EXPLORATION AND EVALUATION ASSETS

The following is a summary of changes in exploration and evaluation assets during the period:

	Phoenix Gold Project Red Lake Ontario	Other Red Lake Properties Ontario	Alaska Properties USA	Nevada Properties USA	Total
Balance, January 1, 2012	$ 172,720	$ 8,754	$ -	$ 7,117	$ 188,591
Costs incurred in the period	64,890	61	-	-	64,951
Balance, December 31, 2012	237,610	8,815	-	7,117	253,542
Costs incurred in the period	24,040	41	-	-	24,081
Balance, June 30, 2013	$ 261,650	$ 8,856	$ -	$ 7,117	$ 277,623

9) ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2013	December 31, 2012
Trade payables	$ 3,576	$ 3,858
Construction holdback	2,057	2,157
Payables to related party (note 13)	808	100
Compensation payable	324	1,923
Accrued liabilities	13,926	8,630
Other	-	5
	$ 20,691	$ 16,673

10) FINANCE LEASE OBLIGATION

The Company has entered into a finance lease transaction with respect to several temporary buildings on the mine-site. The lease has a twenty-two month term, carries an incremental borrowing rate of 13%, and allows the Company to purchase the assets at the end of the term for a nominal amount.

	Less than 1 year	More than 1 year	Total
Total future minimum lease payments	$ 281	$ 74	$ 355
Less amount representing interest	(28)	(1)	(29)
	$ 253	$ 73	$ 326

11) PROVISION FOR CLOSURE AND RECLAMATION

The Company's provision for closure and reclamation is for its Phoenix Gold project which is currently at the advanced exploration stage. Closure and reclamation activities related to this project will include land rehabilitation, demolition of buildings and processing facilities, ongoing care and maintenance and other costs.

The current estimated value of the future liability is $3,079 (December 31, 2012 - $3,357).

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2013
(in Canadian dollars, in thousands except for share data)

11) PROVISION FOR CLOSURE AND RECLAMATION *(continued)*

The estimated closure costs of the Phoenix Gold project, based on the current condition of the site, were inflation adjusted to the estimated date of site remediation, which is 14 years from June 30, 2013, and then discounted back to the period end using an estimate of the Company's risk free rate of 2.44%. Accretion of the discount during the period was recorded to interest and other income. The revision to the value of the future liability, amounting to a reduction of $314 (December 31, 2012 – increase of $1,397), was recognized at June 30, 2013 with an offsetting reduction (December 31, 2012 – increase) to exploration and evaluation assets. The decrease in the estimated closure and reclamation costs are mostly due to changes in interest and inflation rates used to estimate the costs.

Changes to this provision during the period are summarized as follows:

Balance January 1, 2012	$	1,923
Accretion		37
Revision of estimate		1,397
Balance December 31, 2012		3,357
Accretion		36
Revision of estimate		(314)
Balance, June 30, 2013	$	3,079

12) SHARE CAPITAL

a) Stock options

The following is a summary of the changes in the Company's outstanding stock options:

	Six months ended June 30, 2013		Year ended December 31, 2012	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Balance at the beginning of the period	13,815,826	3.80	9,895,996	3.84
Granted	445,000	2.41	5,272,230	3.61
Exercised[1]	(882,500)	1.08	(572,500)	1.50
Forfeited/expired	(83,600)	3.61	(779,900)	4.78
Outstanding, end of the period	13,294,726	3.93	13,815,826	3.80
Exercisable, end of the period	12,299,726	4.03	9,725,211	3.87

(1) The weighted average share price at the time of exercise was $2.30 (2012 - $3.32).

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2013
(in Canadian dollars, in thousands except for share data)

12) SHARE CAPITAL *(continued)*

The following is a summary of the Company's outstanding stock options:

Option Price Range	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
$0.76 – $1.04	145,000	1.00	0.04
$1.31 - $1.46	1,820,000	1.31	0.51
$1.89 - $3.63	2,845,000	2.85	3.53
$3.96 - $4.53	3,484,630	4.02	3.04
$5.22	2,310,000	5.22	1.54
$5.80	2,690,096	5.80	2.32
	13,294,726	3.93	2.36

The fair value of stock options granted during the period, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	June 30, 2013		June 30, 2012
Weighted average share price	$	2.41	$	3.98
Weighted average exercise price	$	2.41	$	3.98
Risk-free interest rate		1.1%		1.1%
Expected life		3.0 Years		3.4 Years
Expected volatility		56.4%		59.7%
Expected dividend yield		nil		nil

During the three and six months ended June 30, 2013, the Company recorded share-based payments expense of $260 and $684 (June 30, 2012 - $2,005 and $3,658), of which $72 and $139 (June 30, 2012 - $848 and $1,700) related to exploration and evaluation activities. The fair value of each option is accounted for over the vesting period of the options and the related credit is included in share-based payment reserve.

b) Stock appreciation rights

The following is a summary of the changes in the Company's outstanding stock appreciation rights ("SARS"):

	Six months ended June 30, 2013		Year ended December 31, 2012	
	Number of SARS	Weighted Average Exercise Price	Number of SARS	Weighted Average Exercise Price
		$		$
Balance, beginning of the period	400,000	3.71	290,000	4.09
Granted	-	-	200,000	3.23
Exercised	-	-	(50,000)	3.88
Converted to stock options	-	-	(40,000)	3.88
Outstanding, end of the period	400,000	3.71	400,000	3.71
Exercisable, end of the period	300,000	3.86	200,000	4.18

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2013
(in Canadian dollars, in thousands except for share data)

12) SHARE CAPITAL *(continued)*

The amount of cash payable under these stock appreciation rights will be an amount that will achieve the same after tax receipt of funds as the exercise of an equivalent number of stock options, followed by an immediate sale of the stock. At June 30, 2013, the total liability outstanding for SARs calculated using the Black-Scholes formula was $83 (December 31, 2012 - $276).

13) RELATED PARTY TRANSACTIONS

The Company incurred legal fees to a law firm, of which a partner is a director of the Company, aggregating to $409 and $709 for the three and six months ended June 30, 2013 (2012 - $380 and $1,030). The fees are recorded within consulting professional fees in these financial statements. As at June 30, 2013, this law firm was owed $808 (December 31, 2012 - $100).

14) GENERAL AND ADMINISTRATIVE

	Three months ended June 30				Six months ended June 30			
		2013		2012		2013		2012
Insurance	$	103	$	108	$	206	$	214
Office and rent		140		89		254		180
Transfer agent and regulatory filing fees		165		179		263		285
Travel and accommodation		87		78		245		129
Other		1		7		6		10
	$	496	$	461	$	974	$	818

15) INVESTOR RELATIONS

	Three months ended June 30				Six months ended June 30			
		2013		2012		2013		2012
Salaries and benefits	$	83	$	98	$	177	$	194
Travel and accommodation		36		33		57		57
Shareholder communication		39		4		97		14
Other		2		45		38		88
	$	160	$	180	$	369	$	353

16) COMMITMENTS AND CONTINGENCY

(a) At June 30, 2013, the Company has the following lease, rental and contractual commitments, made for the Company's office premises, staff accommodations and various contractual obligations made for the acquisition of mill equipment and to further develop the Company's Phoenix Gold project:

	June 30, 2013		December 31, 2012	
Less than 1 year	$	17,943	$	12,049
Between 1 and 3 years		25		73
	$	17,968	$	12,122

(b) The Company is required to make certain cash payments, incur exploration costs and pay certain advance royalty amounts to maintain its mineral properties in good standing. These payments and costs are at the Company's discretion and are

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2013
(in Canadian dollars, in thousands except for share data)

16) COMMITMENTS AND CONTINGENCY *(continued)*

based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

(c) On December 12, 2012, the Company noted that it had been named in a petition brought by Wabauskang First Nation for judicial review focused on the Province of Ontario's authority to approve a production closure plan and challenging the discharge of the duty to consult. The Company intends to vigorously defend its consultation record and oppose the petition which it believes to be without merit.

17) SUPPLEMENTAL CASH FLOW AND NON-CASH ACTIVITIES

Cash and cash equivalents are comprised of the following:

	June 30, 2013	December 31, 2012
Cash	$ 4,659	$ 6,806
Bank or government guaranteed investment certificates and high interest savings accounts	95,484	43,983
	$ 100,143	$ 50,789

The Company has excluded from its investing cash flows for the three and six months ended June 30, 2013, change in accounts payable relating to exploration and evaluation expenditures of $2,781 and $36 (June 30, 2012 - $5,328 and $4,374) and property, plant and equipment expenditures of $749 and $4,888 (June 30, 2012 - $3,277 and $4,374). Other non-cash items excluded from investing cash flows for the three and six months ended June 30, 2013 include $72 and $139 (June 30, 2012 - $848 and $1,700) recorded in exploration and evaluation expenditures for stock-based compensation awarded to personnel working on mineral properties and $438 and $857 (June 30, 2012 - $307 and $588) recorded in exploration and evaluation expenditures for depreciation.